UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN CITY, CHOONG-NAM 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            No Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated May 14, 2008. Attached is English language version of the notice.

MIRAE CORPORATION ANNOUNCES

THE FIRST QUARTER RESULTS FOR FISCAL YEAR 2008

Seoul, Korea, May 14, 2008 - Mirae Corporation (Nasdaq: MRAE) today reports its operating and financial results for the three months ended March 31, 2008

The Company reported total revenues of 17,275 million won for the first quarter of 2008, decreased by 26.3 percent from total revenues of 23,434 million won for the first quarter of 2007. Gross profit for the first quarter of 2008 was 4,177 million won decreased by 0.4 percent from gross profit of 4,195 million won for the first quarter of 2007. Mirae accounted 277 million won of operating profit for the first quarter of 2008, increased by 14.5 percent from operating profit of 242 million won for the first quarter of 2007. Moreover, Mirae accounted 132 million won of ordinary profit and net profit, respectively, for the first quarter of 2008, decreased by 79.4 percent from ordinary profit and net profit of 642 million won for the first quarter of 2007.

[Table 1.] Summary of Operating Results of FY 2008 1Q vs. FY 2007 1Q

(Unit: in million Korean won, %)

Category	FY 2008 1Q	FY 2007 1Q	% Change	Comment
Revenues	17,275	23,434	-26.3%	—
Operating income (loss)	277	242	14.5%	—
Ordinary income (loss)	132	642	-79.4%	—
Net income (loss)	132	642	-79.4%	—

Total revenues decreased for the first quarter of 2008 slightly. However, operating income increased by 14.5 percent for the first quarter of 2008, as compared to the first quarter of 2007, was mainly due to the decrease in selling, general and administrative expenses through implementing cost saving measure.

Mirae Corporation emphasized on the global network reinforcement that facilitated its global market development as well as existing market penetration. By doing so, the Company’s overseas sales for the first quarter of 2008 reached 45.0 percent of the total revenue due to new customer development.

[Table 2] Revenues Break Down by Region.

(Unit: %)

Region	FY 2008 1Q	FY 2007 1Q
Asia	13.6	34.1
Europe	0.6	3.6
US	30.8	25.8
Overseas Total	45.0	63.5
Domestic	55.0	36.5
Total	100.0	100.0

Each division fully portrays its figures for the first quarter of 2008 as follows. Assembly and Test Equipment Division (former Semiconductor Equipment Division) distributed sales of 11,797 million won, or 39.5 percent decrease, for the first quarter of 2008 from 19,492 million won for the first quarter of 2007. However, SMD Placement System Division (SMT) generated revenues of 5,372 million won for the first quarter of 2008, increased by 38.8 percent from 3,871 million won for the first quarter of 2007. Sales portion by Automated Test Equipment Division, SMD placement systems Division and Other Division are 68.3 percent, 31.1 percent and 0.6 percent, respectively, for the first quarter of 2008.

[Table 3] Revenues Break Down by Division

(Unit: in million Korean won)

Division	FY 2008 1Q	FY 2007 1Q	% Change
ATE Division	11,797	19,492	-39.5%
SMT Division	5,372	3,871	38.8%
Other	106	71	49.3%
Total	17,275	23,434	-26.3%

Highlights of FY 2008

March 3, 2008

•	Decision on Calling Annual Shareholders’ Meeting

Date: March 28, 2008

The agenda for the 17th Annual Shareholders’ Meeting.

A. Report

1) Report on business and Audit Results

B. Agenda

1) Approval of Balance sheet, Income statement and Statement of loss disposition for the fiscal year 2007

2) Partial amendment to articles of incorporation.

3) Election of directors

4) Appointment of New outside directors who become members of audit committee

5) Approval of the ceiling amount of the Remuneration for Directors

6) Grant of Stock Options

7) Delisting and Deregistration of American Depositary Receipts from Nasdaq and SEC

•	Decision on Delisting from Overseas Exchange

Concerned Overseas Exchange and Location: The Nasdaq Global Market (U.S.A)

Class and Number of Shares to be delisted : 231,698 (as of February 27, 2008)

Reason for Delisting : Our average daily trading volume of shares represented by ADRs on Nasdaq has very low and limited. Considering this trading condition, there is no meaning to maintaining of listing in overseas exchange market. We believe that the costs and expenses with respect to maintaining a listing would be reduced significantly through the delisting and deregistration.

March 27, 2008

•	Decision on investment in other company

Name of company: En Value Co., Ltd. (U.S.A)

Relationship to the company: Affiliated Company after investment

Main Business: Solar cell and Semiconductor automation related equipment.

Number of shares to be acquired: 800,000 common shares

Acquisition Amount (KRW): 1,969,200,000

Purpose of acquisition: To expand business scope through the establishment of overseas subsidiary.

March 28, 2008

•	Result of the 17th Annual Shareholders’ Meeting

1) Approval of Balance sheet, Income statement and Statement of loss disposition for the fiscal year 2007

•	Resolved as proposed

2) Partial amendment to articles of incorporation.

•	Resolved as proposed

3) Election of directors

•	Resolved as proposed

4) Appointment of New outside directors who become members of audit committee

•	Resolved as proposed

5) Approval of the ceiling amount of the Remuneration for Directors

•	Resolved as proposed

6) Grant of Stock Options

•	Resolved as proposed

7) Delisting and Deregistration of American Depositary Receipts from Nasdaq and SEC

•	Resolved as proposed

•	Grant of Stock Option

Number of Grantees: 5 officers

Number of Shares to be granted: 800,000 common shares

Exercise period: from March 28, 2010 to March 27, 2015

Exercise price (KRW): 400

Granting Method: New Share Issue, Delivery of Treasury Stocks.

Grant Date: March 28, 2008.

Total Stock Option granted after concerned grant: 4,125,912

March 31, 2008

•	Addition of affiliated company.

Name of company: En Value Co., Ltd. (U.S.A)

Reason for addition: To expand business scope

April 16, 2008

•	Mirae announces plans to voluntarily delist from NASDAQ, deregister from U.S SEC and termination its ADR Program

•

Mirae received a Nasdaq Staff Deficiency Letter on April 14, 2008 indicating that the Company’s American Depositary Shares (“ADSs”) have been trading below the required minimum closing bid price of US$1.00 per share on Nasdaq for the last 30 consecutive business days and as a result the Company failed to comply with the minimum bid price requirement for continued listing set forth in Nasdaq Marketplace Rule 4450(a)(5). As previously disclosed, Mirae intends to voluntarily delist its ADSs from the Nasdaq Global Market and deregister from the U.S. Securities and Exchange Commission and, therefore, currently does not have any plans to take steps to regain compliance with the minimum bid price requirement under the Marketplace Rule.

April 25, 2008

•	Cancellation of Stock option

Number of grantees cancelled: 14 employees

Number of Shares cancelled: 770,272 common shares

Total stock option granted after this cancellation: 3,355,640 common shares

April 28, 2008

•	Form 25: Notification of removal from listing and/or registration under section 12(b) of the Securities Exchange Act of 1934.

This release contains operation and financial performance and other financial business matters prepared using accounting principles and reporting practices generally accepted in Korea (“Korean GAAP”) and is in unconsolidated basis. In accordance with KSE regulation, the unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows for the third quarter of 2004, have been reviewed by the Outside Auditor. In all other respects, these unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows under Korean GAAP are not intended to present the Company’s financial position and results of operations in accordance with accounting principles and reporting practices generally accepted in the United States. Accordingly, the balance sheet, statements of operation and statement of cash flows are not designed for use by those who are not informed about Korean GAAP.

Balance Sheet

Income Statement

Cash Flow

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2008

By	/s/ Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and Acting CFO

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

MARCH 31, 2008

DECEMBER 31, 2007

(In millions of Korean won)

	FY 2008 1Q	FY 2007
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS :
Cash and cash equivalents	3,098	6,882
Short-term financial instruments	2,500	23,130
Marketable securities	21	562
Accounts receivable - trade, net	34,380	31,744
Short-term loan	697	271
Accounts receivable - other	1,353	1,871
Inventories	22,738	20,236
Accrued interest income	73	692
Advance payments and others	2,711	2,321
Derivatives in current assets	1	6
Prepaid income taxes	356	240

Total Current Assets	67,928	87,955

NON-CURRENT ASSETS :
Property, plant and equipment - net	34,510	34,487
Intangible assets - net	12,569	11,571
Available-for-sale securities	3,282	2,390
Long-term and restricted bank deposits	210	174
Guarantee deposits, net	3,987	4,071
Long-term receivables	1,634	1,634
Long-term loans and other	358	372
Equity securities	15,918	13,966

Total Non-Current Assets	72,468	68,665

TOTAL ASSETS	140,396	156,620

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

MARCH 31, 2008

DECEMBER 31, 2007

(In millions of Korean won)

	FY 2008 1Q	FY 2007
	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES :
Accounts payable - trade	8,834	9,699
Short-term borrowings	35,333	47,461
Accounts payable - other	961	986
Advance receipts from customers	263	23
Withholdings	47	49
Accrued expenses and other	1,017	922
Short-term guarantee deposits received	426	398
Current long-term liability	600	1,452
Allowance for guarantee deposited and others	1,427	1,427
Derivatives in current liabilities	122	19

Total Current Liabilities	49,030	62,436

NON-CURRENT LIABILITIES :
Long-term borrowings	4,200	7,380
Long-term guarantee deposits received	30	28
Accrued severance indemnities, net	1,668	1,443
Deferred tax liabilities	—	—

Total Long-term Liabilities	5,898	8,851

Total Liabilities	54,928	71,287

SHAREHOLDERS’ EQUITY :
Capital stock
Common stock - par value (Won)100 per share; issued and outstanding 183 million shares as of March 31,2008 and December 31 2007	18,387	18,387
Capital surplus :
Additional paid-in capital	132,617	132,617
Other Capital Surplus	866	866
Retained earnings (Accumulated deficit) :
Unappropriated	(63,582)	(63,713)
Capital adjustments :
Treasury stock	(2,379)	(2,379)
Loss on valuation of equity method securities	(69)	(69)
Loss on disposition of treasury stock	(1,445)	(1,445)
Additional paid-in capital - employee stock options	1,073	1,069

Total Shareholders’ Equity	85,468	85,333

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	140,396	156,620

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENT OF OPERATIONS UNDER KOREAN GAAP

THREE MONTHS ENDED MARCH 31, 2008 AND 2007

(In millions of Korean won, except per share data)

	FY 2008 1Q	FY 2007 1Q
	(Unaudited)	(Unaudited)
REVENUES	17,275	23,434
COST OF SALES	13,098	19,239

GROSS PROFIT	4,177	4,195
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	3,900	3,953

OPERATING INCOME (LOSS)	277	242

OTHER INCOMES	2,654	1,556
OTHER EXPENSES	2,800	1,156

ORDINARY PROFIT (LOSS)	132	642

INCOME TAX EXPENSE (BENEFIT)	—	—
NET INCOME (LOSS)	132	642

NET INCOME (LOSS) PER SHARE (In Korean won)	1	4

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2008 AND 2007

(In millions of Korean won)

	FY 2008 1Q	FY 2007 1Q
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income (loss)	132	642

Expenses not involving cash payments :
Provision for severance indemnities	299	306
Depreciation and amortization	410	877
Allowance for bad debts	—	176
Loss from depreciation of intangible assets	580	860
Foreign currency translation loss	57	113
Expense from A/S	152	222
Equity in losses of affiliate	—	—
Loss on disposition of short-term securities	1	8
Loss from impairment of derivatives	4	—
Compensation cost related to stock options	115	—
Others	—	—

Sub-total	1,618	2,562

Income not involving cash receipts :
Foreign currency translation gain	(1,188)	(158)
Gain from assets contributed	(686)	—
Impairment loss from available-for sale securities	(207)	—
Gain on disposal of available-for sale securities	—	(908)
Gain on disposal of tangible assets	—	(23)
Equity in gains of affiliate	—	—

Sub-total	(2,081)	(1,089)

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2008 AND 2007

(In millions of Korean won)

	FY 2008 1Q	FY 2007 1Q
	(Unaudited)	(Unaudited)
Changes in assets and liabilities related to operating activities :
Accounts receivable - trade	(1,495)	(1,151)
Accounts receivable - other	528	(204)
Accrued income	619	121
Advance payments	(393)	(415)
Prepaid expenses	4	(3)
Prepaid income tax	(117)	(97)
Inventories	(2,653)	(2,797)
Accounts payable - trade	(884)	3,480
Accounts payable - other	(25)	(155)
Advance receipts from customers	240	(1,874)
Withholdings	(3)	(23)
Decrease in derivatives in current liabilities	(7)	—
Accrued expenses	95	1,543
Severance indemnity payments	(74)	(288)

Sub-total	(4,165)	(1,863)

	(4,496)	252

CASH FLOWS FROM INVESTING ACTIVITIES :
Cash in flows from investing activities:
Decrease in short-term financial instruments	23,632	3,009
Decrease in trading securities	545	1,772
Decrease in long-term loans	14	44
Disposition of available-for-sale securities	—	1,917
Decrease in guarantee deposits	86	90
Proceeds from disposal of property, plant and equipment	2	29
Decrease in short-term loans	75	—
Increase in Long term guarantee deposits	30	52

	24,384	6,913

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2008 AND 2007

(In millions of Korean won)

	FY 2008 1Q	FY 2007 1Q
	(Unaudited)	(Unaudited)
Cash out flows from investing activities:
Increase in short-term financial instruments	3,002	3,000
Increase in short-term loans	500	330
Increase in long-term financial instruments	36	3
Acquisition of available for sale securities	—	662
Acquisition of equity method securities	1,952	—
Increase in guarantee deposits	2	55
Acquisition of property, plant and equipment	149	11
Acquisition of other tangible assets	285	208
Acquisition of industrial rights	480	109
Increase in research and development cost	1,098	—
Decrease in guarantee deposits	—	10
Acquisition of trading securities	6	1,772

	7,510	6,160
CASH FLOWS FROM FINANCING ACTIVITIES :
Increase in short-term borrowings	15,660	9
Decrease in short-term borrowings	(27,788)	—
Decrease in current maturities of long-term obligation	(1,152)	(285)
Decrease in long-term borrowings	(2,880)	—

	(16,160)	(276)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,784)	729
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	6,882	3,875

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	3,098	4,604